Merchant: Bur of Corp, Elections, & Comm

111 Sewall Street
Augusta, ME 04330
US

(207) 624-7736

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Description:	Articles - 20190761 D - Love The Network
Order Number:	P.O. Number:
Customer ID:	Invoice Number: 2190742221002

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Ezekiel L Callanan
123 Free Street, Suite 200
Portland, ME 04101

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Date/Time:	15-Mar-2019 13:41:57 EDT
Transaction ID:	61619009803
Transaction Type:	Authorization w/ Auto Capture
Transaction Status:	Captured/Pending Settlement
Authorization Code:	04739G
Payment Method:	Visa XXXX7972

DOMESTIC
BUSINESS CORPORATION

STATE OF MAINE

ARTICLES OF INCORPORATION

File No. 20190761 D Pages 7
Fee Paid $ 145
DCN   2190742220058 ARTI
-----FILED----------------------
03/14/2019



Deputy Secretary of State

A True Copy When Attested By Signature

_____
Deputy Secretary of State

Pursuant to 13-C MRSA §202, the undersigned executes and delivers the following Articles of Incorporation:

FIRST: The name of the corporation is **Love The Network** _____.

SECOND: ("X" only if applicable)

☐ This is a professional corporation**formed pursuant to 13 MRSA Chapter 22-A to provide the following professional services:

_____
(type of professional services)

THIRD: The Clerk is a: (select **either** a Commercial or Noncommercial Clerk – Person **must** be a Maine resident)

☑ Commercial Clerk   CRA Public Number: **P10305** _____

EZEKIEL L. CALLANAN
_____
(name of commercial clerk)

☐ Noncommercial Clerk

_____
(name of noncommercial clerk)

_____
(physical location, not P.O. Box – street, city, state and zip code)

_____
(mailing address if different from above)

FOURTH: Pursuant to 5 MRSA §108.3, the clerk as listed above has consented to serve as the clerk for this corporation.

FIFTH: ("X" one box only)

☐ There shall be only one class of shares. The number of authorized shares is _____.

(Optional) Name of class: _____

☑ There shall be two or more classes or series of shares. The information required by 13-C MRSA §601 concerning each such class and series is set forth in Exhibit **A** attached hereto and made a part hereof.



SIXTH: ("X" one box only)

☑ The corporation will have a board of directors.

☐ There will be no directors; the business of the Corporation will be managed by shareholders. (13-C MRSA §743)

SEVENTH: (For corporations with directors, each of the following provisions is optional – "X" only if applicable)

☐ The number of directors is limited as follows: not fewer than _____ nor more than _____ directors. (13-C MRSA §803)

☑ To the fullest extent permitted by 13-C MRSA §202.2.D, a director shall have no liability to the Corporation or its shareholders for money damages for an action taken or a failure to take an action as a director.

☑ Except as otherwise specified by contract or in its bylaws, the Corporation shall in all cases provide indemnification (including advances of expenses) to its directors and officers to the fullest extent permitted by law.
(13-C MRSA §§202, 857 and 859)

EIGHTH: ("X" only if applicable)

☐ The Corporation elects to have preemptive rights as defined in 13-C MRSA §641.

NINTH: ("X" only if applicable)

☑ Additional provisions of these Articles of Incorporation are set forth in Exhibit A attached hereto and made a part hereof. (13-C MRSA §202)

TENTH: Name and address of each Incorporator is set forth below or on Exhibit ___ attached hereto.

Loida Otero	123 Free St. Suite 200
(type or print name)	(street or mailing address)
	Portland, ME 04101
	(city, state and zip code)
(type or print name)	(street or mailing address)
	(city, state and zip code)

Dated March 11, 2019

*By [signature]
(signature of incorporator)

Loida Otero
(type or print name)

The professional corporation name must contain one of the following: "chartered," "professional corporation," "professional association" or "service corporation" or the abbreviation "P.C.," "P.A." or "S.C.". **Examples of professional service corporations are accountants, attorneys, chiropractors, dentists, registered nurses and veterinarians. (This is not an inclusive list – see 13 MRSA §723.7.)

*These articles must be dated and executed by an incorporator pursuant to the provisions of 13-C MRSA §121.5.

Please remit your payment made payable to the Maine Secretary of State.

Submit completed form to: **Secretary of State**
Division of Corporations, UCC and Commissions
101 State House Station, Augusta, ME 04333-0101
Telephone Inquiries: **(207) 624-7752** Email Inquiries: CEC.Corporations@Maine.gov

EXHIBIT A
TO

ARTICLES OF INCORPORATION
OF

LOVE THE NETWORK

ARTICLE 5

The total number of shares of all classes of stock that the Corporation has authority to issue is ten million (10,000,000) consisting of (a) seven million (7,000,000) shares of Class A Common Stock, $0.00001 par value per share, (b) two million (2,000,000) shares of Preferred Stock, $0.00001 par value per share and (c) one million (1,000,000) shares of Class B Common Stock. Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein and in these Articles of Incorporation, or the Corporation's bylaws.

[ARTICLES 6 THROUGH 10 ARE ON STATE FORM]

ARTICLE 11: DEFINITIONS

As used in these Articles of Incorporation (the "Articles"), the following terms have the meanings set forth below:

"Board Composition" means the composition of the Board of Directors, which shall be:

1. two (2) individuals designated by holders of a majority of the issued Preferred Stock (the "Preferred Directors"), provided, however, that if no Preferred Stock is issued, no Preferred Directors shall be designated; and

2. two (2) individuals designated by holders of a majority of the issued Class A Common Stock (other than those issued or issuable upon conversion of the Preferred Stock); and

3. one (1) individual who is mutually acceptable to the other members of the Board.

"Deemed Liquidation Event." Each of the following events is a "Deemed Liquidation Event" unless by a majority vote the stockholders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

"Sale of the Corporation" means either:

(c)   a Stock Sale (as defined below) or

(d)   a transaction that qualifies as a liquidation, dissolution, or winding up of the Corporation occasioned by (i) the acquisition of the Corporation by an unrelated entity, by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation), that results in (1) the transfer of greater than 50 percent or more of the issued and outstanding Voting Stock or (2) the holders of 50 percent or more of the issued and outstanding Voting Stock owning less than 50 percent of the voting securities of the resulting or surviving entity following the transaction(s); or (ii) a sale of all or substantially all of the business of the Corporation howsoever effected, whether by sale of assets, equity, lease, license or otherwise.

"Stock Sale" means a transaction or series of related transactions in which a Person, or group of related Persons, acquire(s) from stockholders of the Voting Stock representing more than 50 percent of the outstanding voting power of the Corporation.

"Voting Stock" means the Corporation's Preferred Stock and Class A Common Stock, and holders thereof are entitled to vote on any and all matters brought to a vote of the stockholders, subject to the Corporation's Bylaws. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Voting Stock may cast the number of votes equal to the number of whole shares of stock held by such holder as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of these Articles, holders of Voting Stock shall vote together as a single class, shall have full, equal voting rights and powers, and shall be entitled to notice of any stockholder meeting in accordance with the Bylaws of the Corporation. Class B Common Stock is non-voting stock, and holders thereof are not entitled to vote on any matters related to the Corporation, and shall not be entitled to notice of any stockholder meeting.

ARTICLE 12: DIRECTORS

a.   **Number.** The number of directors of the Corporation shall be at least one, and no more than five directors.

b.   **Election of Directors.** The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

ARTICLE 13: AMENDMENTS

These Articles shall be amended only pursuant to Chapter 10 of the Act, as amended.

ARTICLE 14: DRAG-ALONG RIGHTS

If the stockholders collectively holding at least a majority of the Voting Stock (the "Dragging Stockholders") approve, in writing, a Sale of the Corporation, those stockholders may elect to cause all other stockholders (the "Drag-along Stockholders") to, and in that case each Drag-along Stockholder shall:

a.   Vote in favor of the Sale of the Corporation and vote against all other proposals that could reasonably be expected to delay or impair the ability of the Corporation to consummate the Sale of the Corporation;

b.   If the transaction is a Stock Sale, sell the same proportion of their stock as is being sold by the Dragging Stockholders to the entity(ies) to whom the Dragging Stockholders are selling their stock on the same terms and conditions as the Dragging Stockholders;

c.   Execute and deliver all related documentation and take all other action in support of the Sale of the Corporation as reasonably requested by the Corporation or the Dragging Stockholders in order to carry out the terms and provisions of this Article 14, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims, and encumbrances), and any similar or related documents;

d.   Not deposit any of the Drag-along Shareholders' stock in a voting trust or subject any of the Drag-along Shareholders' stock to any arrangement or agreement with respect to the voting of that stock, in each case unless specifically requested to do so by the acquirer in connection with the Sale of the Corporation; and

e.   Refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to the Sale of the Corporation;

in each case as long as:

i.   The Drag-along Stockholder will not be personally liable for the inaccuracy of any representation or warranty made by any other person or entity in connection with the Sale of the Corporation (except to the extent that funds are paid out of an escrow account established to cover breach of representations, warranties, and covenants of the Corporation as well as breach by any stockholder of any of identical representations, warranties, and covenants provided by all stockholders);

ii.   The Drag-along Stockholder's liability is limited to the amount of consideration actually paid to that Drag-along Stockholder in connection with the Sale of the Corporation, except with respect to claims related to fraud by that Drag-along Stockholder; and

iii.   Upon the consummation of the Sale of the Corporation, each holder of the same class of Corporation stock will receive the same form of consideration for that holder's stock as other holders of the same class, or, if any holders of Corporation stock of the same class are given an option as to the form and amount of consideration to be received as a result of the Sale of the Corporation, all holders of the same class are given the same option.

The terms and provisions set forth in this Article 14 will automatically terminate upon the earlier of (i) the first sale to the general public of the Corporation's common stock pursuant to a registration statement filed with and declared effective by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended; or (ii) the consummation of a Sale of the Corporation, except that the provisions of this article will continue after the closing of any Sale of the Corporation to the extent necessary to enforce the provisions of this article with respect to that Sale of the Corporation.

ARTICLE 15: PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Article 15 refer to sections of this Article 15.

a.   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders in such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to the Corporation's bylaws (if so permitted thereby) immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

b. **Payments to Holders of Common Stock.** In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section (a) of this article, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

c. **Amount Deemed Paid or Distributed in Deemed Liquidation Events.** The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any Deemed Liquidation Event will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

***

CORPORATE BYLAWS

<u>LOVE THE NETWORK</u>
(the "Corporation")

<u>SECTION 1 - CORPORATE AUTHORITY</u>

<u>1.1 Formation</u>
The Corporation was formed on March 15, 2019 as a Maine Corporation by filing the Articles of Incorporation in the office of the Maine Department of the Secretary of State in accordance with Title 13-C: Maine Business Corporation Act. The Corporation shall continue until dissolved and terminated in accordance with these Bylaws and the Maine Business Corporation Act.

<u>1.2 Name</u>
The name of the Corporation shall be Love The Network, or such other name as the agreed upon by the majority Shareholders may from time to time hereafter designate.

<u>1.3 Principal Office</u>
The Principal Office of the Corporation, and such additional offices as the Shareholders may determine to establish, shall be located at such place or places inside or outside the State of Maine as the Shareholders may designate from time to time.

<u>1.4 Registered Office and Agent</u>
The registered office of the Corporation in the State of Maine is located at 75 Bishop Street, Suite 12, Portland, Maine 04103. The registered agent of the Corporation for service of process at such address is Lauren E. Gamache. Registered office and agent may change name or address, including that out of the State of Maine, as may be determined by resolution of the Board of Directors.

<u>1.5 Books and Records</u>
The Corporation shall keep correct and complete books and record of accounts and shall keep minutes of the proceedings of its Shareholders and Board of Directors, and shall keep at its Registered Office or Principal place of business, or at the office of its transfer agent or registrar, a record of its Shareholders, giving the names and addresses of all Shareholders and the number and class of the shares held by each. Any books, records, and minutes may be in written form or any other form capable of being converted into written form within a reasonable time.

SECTION 2 - SHAREHOLDERS, BOARD OF DIRECTORS, AND OFFICERS

2.1 Shareholders and Ownership

I.   The name and business, mailing or residence address of each Shareholder of the Corporation, together with the number and type of Shares are as set forth on Schedule I - The Shareholders' Record attached hereto, as the same may be amended from time to time.

II.   The Officer who has charge of the Shareholders' Record of the Corporation will prepare and make, not more than 70 days before every meeting of the Shareholders, a complete list of the Shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Shareholder and the number of shares of stock registers in the name of each Shareholder. The Record must be available for inspections by any Shareholder beginning the same day that meeting notice is given and continuing through the meeting. The Record must be provided for any purpose related to the meeting:

    A. On a reasonably accessible electronic network, so long as the information required to access the Record is provided with the notice of the meeting; or

    B. During ordinary business hours, at the Principal Office of the Corporation, or at a place identified in the meeting notice where the meeting will be held.

III.   If the Corporation decides to make the Record available on an electronic network, the Corporation will ensure that this information is available only to Shareholders of the Corporation. If the meeting is to be held at a physical location, then the Record will be produced and kept at the time and place of the meeting during the whole time of the meeting and may be inspected by any Shareholder who is present.

IV.   If the meeting is to be held solely by means of remote communication, then the Record will also be open to the examination of any Shareholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list will be provided with the notice of the meeting.

V.   If any Director willfully neglects or refuses to produce the Record of Shareholders at any meeting for the election of Directors, or to open such a Record to examination on a reasonably accessible electronic network during any meeting for the election of Directors held solely by means of remote communication, those Directors will be ineligible for election to any office at that meeting.

VI.   The Shareholders' Record will be the only evidence as to who are the Shareholders entitled by this section to examine the Record required to take action at a meeting of Shareholders.

2.2 Board of Directors

I.   Directors need not be Shareholders.

II.   As Stated in the Filed Articles of Incorporation described in Section 1.1 of these Bylaws, to the fullest extent permitted by 13-C MRSA §202.2.D, a Director shall have no liability to the Corporation or its Shareholders for money damages for an action taken or a failure to take an action as a Director

III.   Each Director will hold office until that Director's successor is elected and qualified, or until that Director's earlier resignation or removal. Any Director may resign at any time upon notice given in writing or by electronic transmission to the Corporation.

IV.   In order to transact Business at a meeting of the Directors, a quorum of fifty-one percent (51%) of the total number of Directors eligible to vote will be required. The vote of the majority of the Directors present at a meeting at which a quorum is present will be the act of the Board.

V.   The Board of Directors shall be no more than five members, each of whom will be a natural person, consisting of:

A. two (2) individuals designated by holders of a majority of the issued Preferred Stock (the "Preferred Directors"), provided, however, that if no Prefen-ed Stock is issued, no Preferred Directors shall be designated; and

B. two (2) individuals designated by holders of a majority of the issued Class A Common Stock (other than those issued or issuable upon conversion of the Preferred Stock); and

C. one (1) individual who is mutually acceptable to the other members of the Board.

2.3 Officers

I.   The Officers of the Corporation will consist of the President, Treasurer, and the Secretary.

II.   The current Officers and their titles are listed in Schedule 1.

III. The Officers will be appointed by the Board at the first meeting of the Directors, or as soon after the first meeting of the Directors as possible.

IV. Any appointee may hold one or more officers.

V. Each Officer will hold office until a successor is duly appointed and qualified, or until the Officer's death, or until the Officer resigns or is removed as provided in these Bylaws.

VI. Any Officer or Agent appointed by the Board or by the Incorporators may be removed by the Board at any time with or without cause, provided, however, any contractual rights of that person, if any, will not be prejudiced by the removal.

VII. The Board may fill a vacancy in any office because of death, resignation, removal, disqualification, or otherwise.

VIII. The President is subject to the control and supervisory powers of the Board and its delegate, the powers and duties of the President will be:
   A. To have the general management and supervision, direction and control of the business and affairs of the Corporation;
   B. To preside at all meetings of the Shareholders when the Chairman of the Board is absent;
   C. To call meetings of the Shareholders to be held at such times and at such places as the President will deem proper within limitations prescribed be law or by these Bylaws;
   D. To ensure that all orders and resolutions of the Board are effectively carried out;
   E. To maintain records of and certify, whenever necessary, all proceedings of the Board and the Shareholders;
   F. To put the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates, and other papers and instruments in writing which have been authorized by the Board or which, in the opinion of the Present should be executed on behalf of the Corporation; to sign certificates for the Corporation's shares; and, subject to the instructions of the Board, to have general change of the property of the Corporation and to supervise and manage all Officers, agents, and employees of the Corporation; and
   G. To perform all other duties and carry out other responsibilities as determined by the Board.

IX. The Treasurer is subject to the control and supervisory powers of the Board and its delegate, the powers and duties of the Treasurer will be:
   A. To keep accurate financial records for the Corporation;

B. To deposit all money, drafts and checks in the name of and to the credit of the Corporation in the banks and depositories designated by the Board.

C. To endorse for deposit all notes, checks, drafts received by the Corporation as instructed by the Board;

D. To disburse corporate funds and issue checks and drafts in the name of the Corporation, as instructed by the Board;

E. To submit to the Present and the Board, as requested, an account of all transactions by the Treasurer and the financial condition of the Corporation;

F. To prepare and submit to the Board annual reports detailing the financial status of the Corporation; and

G. To perform all other duties and carry out other responsibilities as prescribed by the Board or the President.

X. The Secretary will perform the following duties:

A. Prepare the minutes of the meetings of the Shareholders and meetings of the Board and keep those minutes in one or more books provided for that purpose;

B. Authenticate the records of the Corporation as will from time to time be required;

C. Ensure that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;

D. Act as custodian of the corporate records and of the corporate seal, if any, and ensure that the seal of the Corporation, if any, is affixed to all documents the execution of which on behalf of the Corporation under its seal is duly authorized;

E. Keep a register of the post office address of each Shareholder and Director;

F. Sign along with the President, certificates for share of the Corporation, the issuance of which will have been authorized by resolution of the Board;

G. Have general charge of the Shareholders' Record of the Corporation; and

H. Perform all duties incidental to the office of Secretary and any other duties as from time to time may be delegated to the Secretary by the President or the board

XI. The Board reserves the authority to delegate the powers of any Officer to any other Officer or agent, notwithstanding any provision of these Bylaws.

2.4 Committees

I. The Board may designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

II. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not that member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member.

III. The committee or committees, to the extent provided in the resolution of the Board will have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. No such committee will have the power or authority in reference to the following matters:

   A. Approving, adopting, or recommending to the Shareholders, any action or matter (other than the election or removal of Directors) expressly required by Section 13-C, MRSA 202 to be submitted to Shareholders for approval; or

   B. Adopting, amending, or repealing any Bylaw of the Corporation.

IV. Each member of a committee will serve at the pleasure of the Board.

V. The method by which meetings may be called and the notice requirements for these meetings as set out in Section 3 of these Bylaws will apply to any committee designated by the Board as appropriate.

VI. The requirements for a quorum for the Board as set out in these Bylaws will apply to any Committee designated by the Board as appropriate.

VII. The requirements and procedures for actions without a meeting for the Board as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

VIII. Any member of a committee may be removed at any time, with or without cause, by a resolution adopted by a majority of the full Board. Any member of a committee may resign from the committee at any time by giving written notice to the Chairman of the Board of the Corporation, and unless otherwise specified in the notice, the acceptance of this resignation will not be necessary to make it effective.

IX. Any vacancy in a committee may be filled by a resolution adopted by a majority of the full Board.

X. A committee will elect a presiding officer from its members and may fix its own rules of procedure provided they are not inconsistent with these Bylaws. A committee will keep regular minutes of its proceedings, and report those minutes to the Board at the first subsequent meeting of the Board.

SECTION 3 - MEETINGS AND VOTING

3.1 Annual Meeting

I. A meeting of the Shareholders of the Corporation (the "Shareholders") will be held annually for the purpose of electing Directors, Officers, and Committee Members of the Corporation and for the purpose of doing other business as may come before the meeting. If the day fixed for the annual meeting is a legal holiday in the State of Maine, the annual meeting will be held on the next succeeding business day or on a date determined by the Board of Directors that is no later than two weeks after the date specified in the meeting notice.

II. The Corporation must hold its annual meeting within the earlier of:
   A. Six (6) months after the end of the Corporation's fiscal year;
   B. Fifteen (15) months after its last annual meeting.

III. If the annual meeting is not held within that time period then any Shareholder entitled to participate in the meeting may apply to the Superior Court of the County where the Corporation's principal office is located to fix the time and place of the meeting.

3.2 Special Meetings

Special Meetings of the Board may be called by or at the request of the President or by a majority of the Directors. The person or persons calling that Special Meeting of the Board may fix any date, time, or place, either within or without the State of Maine, to be the date, time, and place for holding that special meeting.

3.3 Place of Meeting

The Annual Meetings or Board of Directors Meetings, Officers Meeting, Special Meetings, or Committee Meetings may be held at any place in or out of the State of Maine at a place to be determined at the discretion of the Board. This additionally includes online meetings, and the use of 3rd party software such as Zoom or similar. If no designation of the location is made for any annual or special meeting of the Shareholders, the place of the meeting will be the Principal Office of the Corporation. If a notice of meeting is not given within sixty (60) days of that request then any Shareholder entitled to vote at an annual meeting may apply to any court having jurisdiction for an order directing that the meeting be held and fixing the time and place of the meeting.

3.4 Notice of Meetings

I. The written notice of any Shareholders or Board of Directors Meeting will be given not less than thirty (30) days, but not more than sixty (60) days before the date of the meeting to each Shareholder entitled to vote at that meeting. The written notice of the meeting will state the place, date, and hour of the meeting, the means of remote communications, if any, and, in the care of a special meeting, the purpose or purposes for which the meeting is called.

II. If mailed, notice is given when the notice is deposited in the United States mail, postage prepaid, and directed to the Shareholder or Director at the mailing address of the Shareholder or Director as it appears on the Corporate records. An affidavit of the Secretary of the Corporation that the notice has been given will, in the absence of fraud, be prima facie evidence of the facts stated in the notice.

3.5 Consent of Shareholders in Lieu of Meeting

Any action to be taken at any Annual or Special Meeting of Shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the matter were present and voted is delivered to the Corporation. Every written consent will bear the date of signature of each Shareholder who signs the consent. However, no written consent will be effective unless the consent is delivered, either by hand or by certified or registered mail, within 90 days after the earliest dated consent, to the Corporation for inclusion in the minutes or filing within the Corporate records.

3.6 Remote Communication Meetings

I. Any electronic means of communicating with voice or video conducted over the telephone, cell phone, internet, or any other method currently available or developed in the future by which Shareholders, Directors, Officers, or Committee Members not present in the same physical location may simultaneously communicate with each other.

II. Where any remote communication is used in a Shareholder meeting, all Shareholders must be provided a reasonable opportunity to participate in the meeting and all participants must be able to simultaneously hear each other during the meeting.

III. All votes or other actions taken at the meeting by means of electronic transmission must be maintained as a matter of record by the Corporation. Participation in a Meeting using any form of remote communication will constitute presence in person at the meeting.

3.7 Quorum and Required Vote

I. A minimum of fifty-one percent (51%) of the shares entitled to vote, present in person or represented by proxy, will constitute a quorum entitled to take action at a Meeting of Shareholders, Directors, or Officers.

II. In all matters other than the election of Directions, any act of the Shareholders must be passed by an affirmative vote of the majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

III. Directors will be elected by a majority of the votes of the shares present in person,remotely, or represented by proxy at the meeting and entitled to vote on the election of Directors.

3.8 Shareholders Voting Rights and Proxies

I. "Voting Stock" means the Corporation's Preferred Stock and Class A Common Stock, and holders thereof are entitled to vote on any and all matters brought to a vote of the stockholders, subject to these Bylaws.

II. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Voting Stock may cast the number of votes equal to the number of whole shares of stock held by such holder as of the record date for determining Shareholders entitled to vote on such matter.

III. Fractional votes shall not be permitted and any fractional voting rights available will be rounded to the nearest whole number (with one-half being rounded upward).

IV. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Voting Stock shall vote together as a single class, shall have full, equal voting rights and powers, and shall be entitled to notice of any Shareholder Meetings in accordance with these Bylaws of the Corporation.

V. Class B Common Stock is non-voting stock, and holders thereof are not entitled to vote on any matters related to the Corporation, and shall not be entitled to notice of any Shareholder Meeting.

VI. Each Shareholder entitled to vote at a Meeting of Shareholders or to express consent or dissent to Corporate Action in writing without a meeting may authorize another person or persons to act for that Shareholder by proxy, but no proxy will be valid after eleven (11) months from the date of its execution unless the proxy provides for a longer period.

VII.   Execution of a proxy may be accomplished by the Shareholder or by the Authorized Officer, Director, Employee, or Agent of the Shareholder, signing the writing or causing that person's signature to be physically or electronically affixed to the writing.

VIII.   Persons holding shares in a fiduciary capacity will be entitled to vote the shares so held. Persons whose shares are pledged will be entitled to vote, unless, in the transfer by the pledger on the books of the Corporation, that person has expressly empowered the pledgee to vote the shares, in which case only the pledge, or that pledgee's proxy, may represent and vote the shares.

3.9 Voting Trusts and Other Voting Agreements

I.   Two or more Shareholders may, by agreement in writing, create a voting trust by depositing their share with a voting trustee, who will have the authority to vote the shares in accordance with the terms and conditions of the voting trust agreement. To be valid, the voting trustee must deliver copies of the list of Shareholders and the voting trust agreement to the Principal Office of the Corporation. Upon receiving the voting trust agreement, the Corporation will issue new share certificates in the name of the trustee and cancel the old share certificates. The new share certificates issued will state that they are issued pursuant to a voting trust agreement.

II.   Any amendment to a voting trust agreement will be made by a written agreement, a copy of which will be filed with the Principal Office of the Corporation.

III.   The right of inspection of any voting trust agreement or related amendment by a Shareholder of record or a holder of a voting trust certificate, in person or by agent, will be the same right of inspection that applies to the securities register of the Corporation.

IV.   An agreement between two or more Shareholders, if in writing and signed by the parties to the agreement, may provide that in exercising any voting rights, the shares held by them will be voted as provided by the agreement, or as the parties may agree, or as determined in accordance with a procedure agreed upon by them.

V.   The above provisions concerning voting trusts and voting agreements will not be deemed to invalidate any voting or other agreement among Shareholders or any irrevocable proxy which is not otherwise illegal.

SECTION 4 - MANAGEMENT

I.   Officers shall have the power and authority to:
   A. Appoint, employ, or otherwise contract with any persons or entities for the transaction of the business of the Corporation or the performance of services for or on behalf of the Corporation;
   B. Delegate to any such person (who may be designated an officer of the Corporation) or entity such authority to act on behalf of the Corporation as the Board of Directors may from time to time deem appropriate;
   C. Acquire by purchase, lease, or otherwise any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Corporation;
   D. Operate, maintain, finance, improve, construct, own, grant options with respect to, sell, convey, assign, mortgage, and lease any real estate and any personal property necessary, convenient, or incidental to the accomplishment of the purposes of the Corporation;
   E. Execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management, maintenance, and operation of Corporate property, or in connection with managing the affairs of the Corporation;
   F. Borrow money and issue evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Corporation, and secure the same by mortgage, pledge, or other lien on any Corporate property;
   G. Execute, in furtherance of any or all of the purposes of the Corporation, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Corporate property;
   H. Prepay in whole or in part, refinance, recast, increase, modify, or extend any liabilities affecting the Corporate property and in connection therewith execute any extensions or renewals of encumbrances on any or all of the Corporate property;
   I. Care for and distribute funds to the Members by way of cash, income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the objectives of the Corporation or the Bylaws herein; Contract on behalf of the Corporation for the employment and services of employees and/or independent contractors, such as lawyers and accountants, and delegate to such persons or entities the duty to manage or supervise any of the assets or operations of the Corporation;

J. Engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to the Corporation's property) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Corporation, as may be lawfully carried on or performed by a limited liability company under the laws of each state in which the Corporation is then formed or qualified;

K. Make any and all elections for federal, state, and local tax purposes including, without limitation, to represent the Corporation and the Shareholders before taxing authorities or courts of competent jurisdiction in tax matters affecting the Corporation and the Shareholders in their capacity as members, and to file any tax returns and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Shareholders with respect to such tax matters or otherwise affect the rights of the Corporation and the Shareholders;

L. Take, or refrain from taking, all actions, not expressly proscribed or limited by the Bylaws hereof, as may be necessary or appropriate to accomplish the purposes of the Corporation;

M. Institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Corporation or the Shareholders in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith;

N. Open and maintain bank accounts for the deposit of Corporate funds, with withdrawals to be made on the Corporation's behalf, upon such signature or signatures as the Officer(s) may designate; and Determine the time and amount of distributions from the Corporation to the Shareholders, subject to the terms of these Bylaws.

II. The Directors and Officers of the Corporation shall be entitled to receive reasonable compensation for the performance of their duties and obligations hereunder. In addition, the Directors and Officers shall be entitled to reimbursement for all of his normal and reasonable expenses of travel, entertainment and other activities incurred on business on behalf of the Corporation, subject to reasonable documentation of such expenses.

III. Notwithstanding anything to the contrary, the Corporation shall not take any of the following actions or make any of the following decisions, without, in each case, having first obtained the Approval of the Board of Directors: (a) sell, exchange or otherwise transfer or dispose of all or substantially all of the assets of the Corporation; (b) materially change the purpose of the Corporation or the Corporation's business; (c) amend the Articles of Incorporation or Bylaws of the

Corporation; or (d) agree to any merger, consolidation, liquidation or dissolution of the Corporation.

SECTION 5 - FINANCE

5.1 Dividends

Dividends may be declared by the Board of Directors and paid by the Corporation out of the unreserved and unrestricted earned surplus of the Corporation, or out of the unreserved and unrestricted net earning of the current fiscal year, or in treasury shares of the Corporation, subject to the conditions and limitations imposed by the State of Incorporation. The stock transfer books may be closed for the payment of Dividends during such periods of not exceeding fifty (50) days, as from time to time may be fixed by the Board of Directors. The Board of Directors, however, without closing the books of the Corporation, may declare Dividends payable only to holders of record at the close of business, on any business day, not more than fifty (50) days prior to the date on which the Dividend is paid.

5.2 Reserves

Before making any distribution of earned surplus, there may be set aside out of the earned surplus of the Corporation such sum or sums as the Directors from time to time in their absolute discretion deem expedient Dividends, or for maintaining any property of the Corporation, or for any other purpose, and earned surplus of any year not set apart until otherwise disposed of by the Board of Directors.

5.3 Depositories

The moneys of the Corporation shall be deposited in the name of the Corporation in such bank or trust company or trust companies as the Board of Directors shall designate, and shall be drawn out only by check or other order for payment of money signed by such person and in such manner as may be determined by resolution of the Board of Directors.

5.4 Loans

No loans shall be made by the Corporation to any Officer, Director, Committee Member, or Employee, unless first approved by the holders of two-thirds of the voting shares.

SECTION 6 - ALLOCATIONS AND DISTRIBUTIONS

I.   All Corporate Profit, Loss, or the like shall be allocated among the Shareholders in accordance with their respective percentage interests set forth in Schedule I hereto.

II.   The amounts available for distribution may be generated by operations of the Corporation, through the sale, condemnation or refinancing property of the Corporation, by collecting of amounts owed to the Corporation, or by any other transaction.

SECTION 7 - TRANSFER OF SHARES

I. No Shareholder shall transfer all or any of their Shares, and no transferee of all or any of part of the Shares of a Shareholder shall be admitted as a Substitute Shareholder or have any voting rights in the Corporation, without, in either event, having obtained the prior written consent of the Board of Directors, except as expressly permitted elsewhere in these Bylaws.

II. The Board of Directors shall amend Schedule 1 hereto from time to time to reflect transfers made in accordance with, and as permitted under this, Section 7.

III. The Board of Directors, acting unanimously, shall have the right to admit additional Shareholders and shall issue additional stocks, upon such terms and conditions, at such time or times, and for such Capital Contributions as shall be determined by all of the Directors; and in connection with any such admission and issuance, the Directors shall amend Schedule 1 hereof to reflect the name, address, and Capital contribution of the additional Shareholder, the number of Shares issued, and any changes in percentage interests. Except as otherwise agreed between the Corporation and such Shareholder at the time of admission, a Shareholder who is admitted pursuant to and who has complied with the provisions hereof shall be a Shareholder for all purposes hereof and shall hold their Shares subject to the terms of the Bylaws hereof.

SECTION 8 - RETURN OF CAPITAL, WITHDRAWAL, AND DISSOLUTION

8.1 Dissolution

I. The Corporation shall be dissolved and its affairs wound up and terminated upon the first to occur of the following:
   A. The Approval of the Board of Directors to dissolve the Corporation; or

   B. If at any time there are no Shareholders of the Corporation unless the business of the Corporation is continued in a manner permitted; or

   C. The sale of all or substantially all of the assets of the Company.

   D. A transaction that qualifies as a liquidation, dissolution, or winding up of the Corporation occasioned by (i) the acquisition of the Corporation by an unrelated entity, by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation), that results in (1) the transfer of greater than fifty percent (50%) or more of the issued and outstanding Voting Stock or (2) the holders of fifty percent (50%) or more of the issued and outstanding Voting Stock owning less than fifty percent (50%) of the voting securities of the resulting or surviving entity following the transaction(s); or (ii) a sale of all or substantially all of the business of the Corporation however effected, whether by sale of assets, equity, lease, license or otherwise.

8.2 Bankruptcy

The bankruptcy of a Shareholder shall not cause the Shareholder to cease to be a member of The Corporation or a dissolution of the Corporation and, upon the occurrence of such an event, the business of the Corporation shall continue without dissolution.

8.3 Liquidation

I. In the event of dissolution, the Corporation shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Corporation in an orderly manner), and the assets of the Corporation shall be applied in the following order of priority:

A. First, to pay all liabilities and obligations of the Corporation that are then due and payable, except for Capital Contributions and liabilities to the Shareholders (including, without limitation, Shareholder Loans);

B. Second, to establish any reserves that the Managing Member(s) determine necessary for any unpaid, future, or contingent liabilities or obligations of the Corporation;

C. Third, to pay all liabilities of the Corporation to the Shareholders including Shareholder Loans, but excluding Capital Contributions;

D. Fourth, to the Shareholders in proportion to, and to the extent of, the positive balances in their respective Capital Accounts; and

E. Then, to the Shareholders pro-rata in accordance with their respective Percentage Interests set forth in Schedule I attached hereto.

II. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders in such amount per share as would have been payable had all shares of Preferred Stock been converted into Conunon Stock pursuant to the Corporation's bylaws (if so permitted thereby) immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

III. Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section (a) of this article, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

IV. Amount Deemed Paid or Distributed in Deemed Liquidation Events. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any Deemed Liquidation Event will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

8.4 Return of Capital and Withdrawal

I. No Shareholder or Director shall have any liability for the return of any Shareholder's Capital Contribution which Capital Contribution shall be payable solely from the assets of the Corporation at the absolute discretion of the Board of Directors.

II. No Shareholder shall have the right to withdraw from the Corporation except with the consent of the majority of the Board of Directors and upon such terms and conditions as may be specifically agreed upon among such other Directors and the withdrawing Shareholder.

SECTION 9 - INDEMNIFICATION

The Corporation shall indemnify any and all Directors or Officers or former Directors or former Officers or any person who may have served at its request as a Director or Officer of the Corporation or any other Corporation in which it is a creditor, against expenses actually or necessarily incurred by them in connection with the defense or settlement of any action, suit, or proceeding brought or threatened in which they, or any of them, are or might be made parties, or a party, by reason of being or having been Directors or Officers or a Director or an Officer of the Corporation, or of such other Corporation. This indemnification shall not apply, however, to matter as to which such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of other rights to which those indemnified may be entitled, under any law, bylaw, agreement, vote of Shareholders, or otherwise.





SECTION 10 - AMENDMENTS

I. These Bylaws may be altered, amended, or repealed by the affirmative vote of a majority of the voting stock issued and outstanding at any regular or special meeting of the Shareholders.

II. The Board of Directors shall have the power to make, alter, amend, and repeal the Bylaws of this Corporation. However, any such alteration, amendment, or repeal of the Bylaws, may be changed or repealed by the holders of a majority of the stock entitled to vote at any Shareholders' Meeting.

III. The Board of Directors may adopt emergency Bylaws, Bylaws: subject to repeal or change by action of the Shareholders, which shall be operative during any emergency in the conduct of business of the Corporation resulting from an attack on the United States, a National Health Crisis, or any Nuclear or Atomic Disaster.

Adopted by resolution of the Corporation's Board of Directors on this 10th day of June, 2020.

[signature]
(Incorporator or Director)

Ryan Murphy
(Name)

Lauren Gamache, Treasurer/Secretary
(Incorporator or Director)

Lauren Gamache
(Name)